INFINEX VENTURES, INC.
c/o 470 Des Capucines
Ste. Adele, Quebec
J8B 1W5

June 14, 2004

697446 B.C. Ltd.
c/o 1880 - 1066 West Hastings St.
Vancouver, B.C.
V6E 3X1

Attention: Mr. Antonio Papalia

Dear Sirs:

     Re: Yew Claims, Texada Island, B.C.

     We write further to our recent discussions to confirm the terms and conditions upon which Infinex Ventures, Ltd. (the “Optionee”) will have the right to acquire from 697446 B.C. Ltd. (the “Optionor”) a 55% interest, in the mining and exploration claims situated on Texada Island, B.C. and more properly described as:

1	.	Yew	Tenure Number 399712
2	.	Yew 2	Tenure Number 399713
3	.	Yew 3	Tenure Number 399714
4	.	Yew 4	Tenure Number 399715
5	.	Yew 5	Tenure Number 399716
6	.	Yew 6	Tenure Number 399717
7	.	Yew 8	Tenure Number 399718

(collectively the “Property”).

The terms of the transaction are as follows:

1.	The Optionor hereby grants to the Optionee the sole and exclusive irrevocable right and option (the “Option”) to acquire a 55% interest in the Property by:

	(a)	delivering to the Optionor 10,000 Rule 144 Restricted common stock in the share capital of the Optionee (the “Shares”); and

(b)
implementing a work program calling for expenditures over time of not less than $250,000.00 (Cdn) for exploration of the Property. Such expenditures and Work Program to take place, weather permitting, within three (3) months after the date of this Agreement (the “Acceptance Date”).

A reputable mineral exploration company nominated by 697446 B.C. shall manage the work program.

The following expenditures will qualify as exploration expenditures under this Agreement: amounts spent by the Optionee on or with respect to exploration of the Property directed towards ascertaining the existence, location, quality, quantity or commercial value of deposits of ores, minerals and mineral resources on the Property, and all other expenditures necessary or incidental to such exploration, and the establishment and maintenance of the Property, including without limitation:

		(i)	travel, mobilization, camp costs, food, shelter, rentals, salaries, consulting fees, report costs, assays and the like;

		(ii)	10% of the actual out-of-pocket costs for general and administrative costs assumed by the Optionee;

		(iii)	assessment work required under B.C. local, provincial or federal law; and

		(iv)	taxes, fees and duties required to keep the Property in good standing.

2.	Within 30 days of completing the exploration project or 120 days hereof, which ever is the earlier, the Optionee may elect to have prepared a feasibility study in regard to the Property.

3.	The feasibility study is to be completed by a reputable engineering company at the sole cost of the Optionee and be completed within 24 months of the date of election (the “Feasibility Study”).

4.	During the currency of the Option:

	(a)	the Optionee and its representatives authorized in writing will have the right, at their own expense and risk, of access to and the right to inspect the Property and the data obtained there from;

(b)
the Optionee will maintain the Property in good standing, and in that regard will be responsible for making any necessary payments for the mining rights and any value-added or other taxes associated with the Property, and for completing Government assessment requirements or preparing work progress reports to the applicable government mining claim registries. These expenditures qualify as exploration expenditures pursuant to paragraph 1 (c) of this Agreement; and

	(c)	until such time as the Feasibility Study is completed, the Optionee shall pay $50,000.00 (Cdn) to 697446 B.C. Ltd. on the anniversary date of this Agreement (the “Payment”).

5.	Subject to the Optionee not having been in breach of the Agreement herein and having delivered the Shares, the Payment and the Feasibility Study to the Optionor, the Option will have been exercised and the Optionee will have earned a 55% right, title and interest in the Property. The Optionor will thereupon execute and deliver to the Optionee all such transfers, consents, powers of attorney, Bill of Sale Absolute or quit claim deed and other documentation as may be required to formally transfer to the Optionee 55% title to the Property to be held by the Optionee as contemplated in section 4 below.

6.
It is not the intention of the parties to create, nor may this Agreement be construed or claimed to create, any mining, commercial or other partnership. Neither party has any authority to act for or to assume any obligation or responsibility on behalf of the other party, except as otherwise expressly provided herein.

7.
Upon exercising the option, the parties shall use their best efforts to enter into a joint venture agreement to develop the Property in accordance with the Feasibility Study. The agreement shall contain the normal and reasonable terms for a joint venture agreement including:

	(a)	budgets;

	(b)	banking;

	(c)	new members;

	(d)	major decisions;

	(e)	defaults and remedies;

	(f)	financing/guarantee/loans;

	(g)	sale and mortgage of Property;

	(h)	sale of interest of Property;

	(i)	reporting and notice;

	(j)	dispute resolutions;

	(k)	authority; and

	(l)	sale and distribution.

8.	The Agreement shall terminate upon the happening of any of the following events:

	(a)	the parties mutually consenting to the termination of this Agreement; and

	(b)	the expiry of this Agreement at the end of its term.

9.	The Optionor represents and warrants to the Optionee that:

(a)
the Optionor is a duly incorporated and validly subsisting and organised company and is presently in good standing under the laws of British Columbia and is duly qualified and registered as necessary to carry on all the business activities of a company under the laws of all jurisdictions in which it carries on business or owns property and to apply for, acquire title to, own and dispose of all forms of mineral concessions in British Columbia;

(b)
subject to the claims described herein, the Optionor has all necessary right, power, capacity and authority to enter into this Agreement and to be bound by its terms, to agree to dispose the 55% total interest in the entirety of the Property, subject to a 10% net smelter royalty, to the Optionee upon the terms hereof and to transfer the entire 55% interest in the Property to the Optionee upon compliance by the Optionee with the terms and conditions hereof;

(c)	this Agreement has been validly entered into, executed and delivered by the Optionor and is binding upon the Optionor;

(d)
all operations on or with respect to the Property have been carried out in full compliance with all applicable mining, labour, environmental and taxation laws and all permits, consents and authorisations obtained or issued in connection with work on or with respect to the Property;

(e)
the consummation of the transactions contemplated by this Agreement does not and will not conflict with, constitute a default under, result in a breach of, entitle any person or company to a right of termination under, or result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever upon or against the property or assets of the Optionor, under its constating documents, any contract, agreement, indenture or other instrument to which the Optionor is a party or by which it is bound, any law, judgement, order, writ, injunction or decree of any court, administrative agency or other tribunal or any regulation of any governmental authority;

(f)
except as described herein, there are no actual or pending proceedings for, and the Optionor is unaware of any basis for, the institution of any proceedings leading to the placing of the Optionor in bankruptcy or subject to any other laws governing the affairs of insolvent parties and the Property does not represent all or substantially all of the Optionor’s corporate undertaking;

(g)
the Optionor has, or has the unfettered right to acquire the right to, enter upon and utilise, for the purposes of the exploration and exploitation of the mineral resources thereof, the surface of the lands is subject to the concession comprised in the Property;

(h)	subject to the claims described herein, the Optionor has the exclusive right to grant the option; and

(i)
the Optionor is not aware of any workings or underground facilities on the Property and the Optionor is not aware of any environmental hazard or potential liability for environmental remediation on the Property;

10.	The Optionee represents and warrants to the Optionor that:

(a) the Optionee is a duly incorporated and validly subsisting and organised company and is presently in good standing under the laws of the State of Nevada;

(b) the Optionee has all necessary right, power, capacity and authority to enter into this Agreement, and to be bound by its terms, subject only to the approval of the its Board of Directors

(c)
the consummation of this Agreement will not conflict with nor result in any breach of its constating documents or any covenants or agreements contained in or constitute default under any agreement or other instrument whatever to which the Optionee is a party or by which the Optionee is bound or to which the Optionee may be subject; and

(d)
no proceedings are pending for, and the Optionee is unaware of any basis for, the institution of any proceedings leading to the placing of the Optionee in bankruptcy or subject to any other laws governing the affairs of insolvent parties.

11.
If any party hereto defaults in the performance of any of its obligations hereunder, the party affected by such default may give notice to the defaulting party, and if the defaulting party does not cure such default within thirty (30) days after receipt of such notice, the affected party may take any action on account of such default, including seeking damages, specific performance or an injunction or the termination of the Agreement constituted upon the acceptance of this offer.

12.
The Optionor has provided full and complete access to the Optionee in regard to the Joint Venture Agreement with Alan Pasbo Management Ltd.. and the dispute in connection with the Option Agreement dated October 31, 1986 with Edwin T. Johanson, Robert Duker, Robert A. Perry, James E. Newman, Roy A. Samuelson and Rhyolite Resources Inc. Any and all representations and warranties are subject to those disputes which has been disclosed.

13.	The Optionor agrees to indemnity and save harmless from any and all costs, demands, fees and damages which may arise as a result of the claims and disputes as set out in paragraph 12.

14.	The Agreement constituted by the acceptance of this offer will be governed by and interpreted in accordance with the laws of British Columbia.

15.	If there is a disagreement or dispute between the parties hereto with respect to this Agreement or the interpretation thereof, the same will be referred to a single arbitrator pursuant to the Commercial Arbitration Act (B.C.), as may be from time to time amended, and the determination of such arbitrator will be final and binding upon the parties hereto.

16.
The Optionee will have the right without consent of, but upon notice to, the Optionor to assign and transfer all of its rights and obligations hereunder to a direct or indirect subsidiary of the Optionee by written contract between the Optionee and the transferee. The Optionee must require any such transferee to be bound by all terms and conditions of this Agreement and must provide the Optionor with a complete executed copy of any such transfer contract.

17.
The Optionee may elect to surrender the Option at any time prior to the exercise thereof, provided that the Optionee will provide not less than fourteen (14) days notice of such termination and will return the Property to the Optionor in good standing as at the effective date of termination. In returning the Property to the Optionor in good standing, the Optionee shall conduct all necessary environmental clean up, site remediation, or other steps which are required as a result of the exploration and other workings conducted pursuant to this Agreement, and shall ensure that all required documents, including any reports or applications, are in order and filed with the necessary governmental agencies.

18.
All parties have been advised to obtain independent legal advice, which they have either received or waived. All parties acknowledge that Holmes Greenslade has not provided legal advice and has acted solely on behalf of 697446 B.C. Ltd. in connection with the transaction.

19.
This Agreement may be executed in one or more counterparts, and each such counterpart shall, once the Agreement executed, form one and the same document. The parties agree to negotiate and enter into a more comprehensive agreement in regard to the matters herein. However, if this does not occur, this Agreement will remain binding and enforceable.

     Please kindly acknowledge this Agreement by signing and returning to us a copy of this letter which is effective dated the 14th day of June, 2004.

Yours very truly,

INFINEX VENTURES, LTD.

“Michael D. De Rosa”
Per:
Michael D. De Rosa, President

/bd

697446 B.C. LTD. HEREBY ACKNOWLEDGES ITS AGREEMENT TO THE ABOVE TERMS AND CONDITIONS. DATED THIS 14th DAY OF JUNE, 2004.

Per: “Tony Papalia”
TONY PAPALIA, PRESIDENT